EXHIBIT 99.1

O2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

2013 ANNUAL REPORT

NASDAQ: OIIM

www.o2micro.com

CONTENTS

CORPORATE INFORMATION	1

CHAIRMAN’S STATEMENT	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL HIGHLIGHTS	7

-i-

CORPORATE INFORMATION

Independent Auditor	Deloitte & Touche
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California 94304 USA	Maples and Calder PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Teik Seng Tan
Shoji Akutsu
Lawrence Lai-Fu Lin
Zhuoping Yu
Ji Liu

Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York 10286 USA

Share Registrar	Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road PO Box 32331 SMB, George Town Grand Cayman KY1-1209 Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA 95054 USA Phone: (408) 987-5920 Fax: (408) 987-5929	3rd Floor, 1, Sec 4 Nanjing East Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered office	Maples Corporate Services Limited Ugland House, P.O. Box 309 Grand Cayman KY1-1104, Cayman Islands

CHAIRMAN’S STATEMENT

TO OUR SHAREHOLDERS

Innovation.  It has been the cornerstone of O2Micro’s business strategy for almost 20 years.  Through innovation, we have consistently created the cutting edge intellectual property used in our lighting, analog, battery and, power management solutions to give O2Micro a clear competitive advantage in the markets we have served.  As the marketplace has changed over time, we have sharply focused our development efforts to fully exploit our core strength – High-performance, technically advanced analog integrated circuits.  We believe the convergence of the traditional notebook market with the rapidly growing smartphone and tablet markets plays well to our strengths and will enable us to capitalize on the evolving opportunities in the backlighting, general lighting, power and battery management segments going forward.

After fully assessing the landscape in the second half of 2013, we felt that the major focus of the Company going forward should be, among other things, to address and penetrate the smartphone market with our advanced and unique solutions.  I am pleased to report that our efforts have paid off and we have achieved a significant design win with a top-tier, global smartphone manufacturer in the first quarter of 2014, who is incorporating O2Micro, designed and developed parts into their flagship smartphone products.  We expect to recognize revenue from this customer throughout the latter half of 2014 and into the 2015 fiscal year.  This design win is a direct result of our strategic decision to aggressively pursue the smartphone market, and we expect to announce even more design wins in this segment in the upcoming quarters.  We have also developed several additional products, in our product pipeline that include  a wide spectrum of integrated circuits utilizing our proprietary, analog power management technology to support both existing and new customers in the smartphone segment.

In 2013, we dedicated approximately 70% of our R&D spending to new, innovative products.  As a result, customer design activity with our new products is robust.  In fact, revenue from new products accounted for approximately 35% of total revenue in 2013, an increase of approximately 10% from 2012 levels.  As this trend continues, new design revenue will continue to gain momentum with a diversifying market and solid customer base for our LED general lighting, backlighting, battery management and power management products.

Our LED general lighting business continues to grow rapidly in this competitive market.  Our strategy of targeting the leading LED manufacturers in China, the U.S. and Japan is working.  We currently have two top tier lighting customers in the U.S. – General Electric and Osram; two top tier lighting customers in Japan – Toshiba and Panasonic; and several second tier customers globally.  O2Micro’s patented, free dimming technology continues to impress customers and gain adoption.  This segment of the market continues to evolve, and feel we are well positioned to benefit from this increased adoption with a widening international customer base.

O2Micro’s proprietary, analog power management technology in our battery management segment supports a variety of end markets and continues to grow with our rapidly expanding customer base.  Our battery management products continue to achieve many new design wins, and we continue to be very optimistic for continued growth in power tool, e-bike, and e-vehicle markets.  We are also seeing increasing design activity for products in uninterrupted power supply applications.  Our growing customer base in this segment includes Stanley Black & Decker, Makita, and Milwaukee Electric Tool, to name a few.

In our backlighting business, we are projecting renewed growth in this product area as we move into the second half of 2013, based on increasing design activity in TV, tablet, and smartphone markets.  We continue to be a worldwide leader in LED backlighting for TVs and monitors, and our customer base in our backlighting business includes Sony, Panasonic, Sharp, Skyworth, Konka, TCL, Samsung and LG, and are constantly increasing our customer base globally.

While power products have lagged due to weak notebook sales, we are proceeding with design activity with our advanced charger family and expect revenue growth in power products to resume later this year as these products continue to expand into new market areas.  We remain well positioned on current Intel and AMD-based platforms and we will continue to work with our notebook partners to position our advanced solutions on future platforms.

At the end of 2013, we conducted difficult, but necessary cost saving measures to align the Company with current and anticipated revenue levels, and focus our efforts to our technological and developmental strengths.  As a result of these measures, we have reduced operating expenses by approximately 40% over the last five quarters.  Specifically related to cost saving, we have consolidated some long-term projects including battery management solutions for the electric vehicle market to focus our resources on supporting fewer customers.  As we highlighted last quarter, we have also scaled back our focus and resources on some notebook computer projects, as we shift resources to design win activity in the China based tablet and smartphone markets.  This concentrated effort will allow us to better support our customers to the high level of satisfaction they have come to expect from O2Micro in design wins, prototyping, quality control and production support, and we will continue to garner additional design wins in the segments we target.

The significant revenue growth in our new products has been masked by rapidly declining revenues in our legacy CCFL products used in TVs, as well as the rapid decline of notebook sales in 2013. Sales of CCFL products continued to fall in 2013 from approximately $1 million in Q1 of 2013 to less than 1% of sales in Q1 2014.  CCFL sales are now negligible and we now consider this headwind to be behind us as we steer our efforts towards the next generation of LED lighting solutions.

In 2014, our Company is well positioned with a capital-efficient business model, strong secular growth drivers and proven strategies in place to return to profitability in the near future.  Revenue from previous generation technologies now represents a minimal portion of our overall business, which allows us to dedicate more resources to new and emerging technologies.  We are already witnessing revenue from our new products exceeding the declines that we faced from previous generation technologies in 2013.  In fact, we expect that revenue from our new products, including general lighting and battery management products, will represent approximately 25% of our total revenue at the end of 2014.  Our Management Team is diversified and experienced, and we currently believe we have one of the strongest international infrastructure support organizations in the industry to enable us to foster future growth and sustainability.

We thank you for your support and we look forward to reporting our progress to you throughout the year.

Sterling Du
Chairman of the Board and
Chief Executive Officer

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2013 and 2012 and for the Three Years Ended December 31, 2013, 2012 and 2011, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 (expressed in United States dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013, of the Company and our report dated April 25, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 25, 2014

FINANCIAL HIGHLIGHTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2013	2012

CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$42,293	$27,898
Restricted cash	173	177
Short-term investments (notes 4 and 6)	33,606	69,427
Accounts receivable, net	10,024	8,773
Inventories (note 7)	7,217	7,917
Prepaid expenses and other current assets (note 8)	1,437	1,957
Total current assets	94,750	116,149

LONG-TERM INVESTMENTS (notes 4 and 9)	16,121	15,530

PROPERTY AND EQUIPMENT, NET (note 10)	23,039	26,142

OTHER ASSETS
Restricted assets (note 19)	-	10,000
Intangible assets, net (note 11)	-	31
Other assets (note 12)	3,509	3,474
Total other assets	3,509	13,505

TOTAL ASSETS	$137,419	$171,326

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,169	$3,756
Income tax payable	238	362
Accrued expenses and other current liabilities (note 13)	5,353	6,577
Total current liabilities	9,760	10,695

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 15)	391	708
Other liabilities (notes 10 and 19)	658	9,551
Total long-term liabilities	1,049	10,259

Total liabilities	10,809	20,954

COMMITMENTS AND CONTINGENCIES (notes 18 and 19)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share;
Authorized – 4,750,000,000 shares;
Issued – 1,660,786,600 shares as of December 31, 2013 and 2012, respectively Outstanding – 1,391,744,250 and1,498,714,100 shares as of December 31, 2013 and 2012, respectively	33	33
Additional paid-in capital	140,198	138,793
Retained earnings (accumulated deficits)	(2,234)	16,865
Accumulated other comprehensive income	8,512	7,865
Treasury stock – 269,042,350 and 162,072,500 shares as of December 31, 2013 and 2012, respectively	(19,899)	(13,184)

Total shareholders’ equity	126,610	150,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$137,419	$171,326

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2013	2012	2011

NET SALES	$73,785	$97,666	$124,283

COST OF SALES	36,411	44,067	53,273

GROSS PROFIT	37,374	53,599	71,010

OPERATING EXPENSES
Research and development (a)	27,017	34,310	33,591
Selling, general and administrative (a)	30,898	34,594	31,165
Costs associated with exit activities (note 3)	-	3,343	-
Provision for litigation (note19)	-	9,422	-
Litigation income (note 19)	-	(100)	(850)

Total operating expenses	57,915	81,569	63,906

INCOME (LOSS) FROM OPERATIONS	(20,541)	(27,970)	7,104

NON-OPERATING INCOME
Interest income	1,303	1,706	1,262
Foreign exchange gain (loss), net	491	(217)	46
Gain on sale of long-term investments (note 9)	-	23	1,619
Impairment loss on long-term investments (note 9)	-	-	(422)
Other, net	646	873	451

Total non-operating income	2,440	2,385	2,956

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(18,101)	(25,585)	10,060

INCOME TAX EXPENSE (note 14)	992	1,103	1,063

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(19,093)	(26,688)	8,997

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	(6)	895	9

NET INCOME (LOSS)	(19,099)	(25,793)	9,006

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Unrealized gain (loss) on available-for-sale securities	342	185	(1,619)
Foreign currency translation adjustments	11	846	941
Unrealized pension gain (loss)	294	(65)	(25)

Total other comprehensive income (loss)	647	966	(703)

COMPREHENSIVE INCOME (LOSS)	$(18,452)	$(24,827)	$8,303

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2013	2012	2011

BASIC EARNINGS (LOSS) PER SHARE (note 17)
Continuing operations	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-
	$(0.01)	$(0.02)	$0.01

DILUTED EARNINGS (LOSS) PER SHARE (note 17)
Continuing operations	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-
	$(0.01)	$(0.02)	$0.01

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,435,778	1,552,190	1,656,092
Diluted (in thousands)	1,435,778	1,552,190	1,694,303

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$700	$930	$1,199
Selling, general and administrative	$1,909	$2,137	$2,473

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Share Data)

				Retained	Accumulated Other Comprehensive Income
			Additional	Earnings	Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	(Accumulated	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits)	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2011	1,675,021,100	34	135,703	36,937	1,490	6,504	(392)	7,602	(576)	179,700
Issuance of:
Shares for exercise of stock options	6,290,200	-	453	-	-	-	-	-	-	453
Shares for Employee Stock Purchase Plan	5,720,450	-	541	-	-	-	-	-	-	541
Shares vested under restricted share units	16,514,200	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock –93,270,450 shares	-	-	-	-	-	-	-	-	(10,565)	(10,565)
Retirement of treasury stock	(50,280,350)	(1)	(3,744)	(3,285)	-	-	-	-	7,030	-
Stock-based compensation	-	-	3,672	-	-	-	-	-	-	3,672
Net income for 2011	-	-	-	9,006	-	-	-	-	-	9,006
Pension loss	-	-	-	-	-	-	(25)	(25)	-	(25)
Foreign currency translation adjustments	-	-	-	-	-	941	-	941	-	941
Unrealized loss on available-for-sale securities	-	-	-	-	(1,619)	-	-	(1,619)	-	(1,619)

BALANCE, DECEMBER 31, 2011	1,653,265,600	33	136,625	42,658	(129)	7,445	(417)	6,899	(4,111)	182,104
Issuance of:
Shares for exercise of stock options	1,566,650	-	80	-	-	-	-	-	-	80
Shares for Employee Stock Purchase Plan	7,553,950	-	532	-	-	-	-	-	-	532
Shares vested under restricted share units	15,245,000	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock –130,927,000 shares	-	-	-	-	-	-	-	-	(10,584)	(10,584)
Treasury stock reissued for :
Exercise of stock options	(1,217,700)	-	(109)	-	-	-	-	-	109	-
Employee Stock Purchase Plan	(5,611,550)	-	(505)	-	-	-	-	-	505	-
Restricted share units	(10,015,350)	-	(897)	-	-	-	-	-	897	-
Stock-based compensation	-	-	3,067	-	-	-	-	-	-	3,067
Net loss for 2012	-	-	-	(25,793)	-	-	-	-	-	(25,793)
Pension loss	-	-	-	-	-	-	(65)	(65)	-	(65)
Foreign currency translation adjustments	-	-	-	-	-	846	-	846	-	846
Unrealized gain on available-for-sale securities	-	-	-	-	185	-	-	185	-	185

BALANCE, DECEMBER 31, 2012	1,660,786,600	33	138,793	16,865	56	8,291	(482)	7,865	(13,184)	150,372
Issuance of:
Shares for exercise of stock options	543,100	-	25	-	-	-	-	-	-	25
Shares for Employee Stock Purchase Plan	6,046,050	-	335	-	-	-	-	-	-	335
Shares vested under restricted share units	13,297,850	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 126,856,850 shares	-	-	-	-	-	-	-	-	(8,279)	(8,279)
Treasury stock reissued for :
Exercise of stock options	(543,100)	-	(42)	-	-	-	-	-	42	-
Employee Stock Purchase Plan	(6,046,050)	-	(467)	-	-	-	-	-	467	-
Restricted share units	(13,297,850)	-	(1,055)	-	-	-	-	-	1,055	-
Stock-based compensation	-	-	2,609	-	-	-	-	-	-	2,609
Net loss for 2013	-	-	-	(19,099)	-	-	-	-	-	(19,099)
Pension gain	-	-	-	-	-	-	294	294	-	294
Foreign currency translation adjustments	-	-	-	-	-	11	-	11	-	11
Unrealized gain on available-for-sale securities	-	-	-	-	342	-	-	342	-	342

BALANCE, DECEMBER 31, 2013	1,660,786,600	$33	$140,198	$(2,234)	$398	$8,302	$(188)	$8,512	$(19,899)	$126,610

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2013	2012	2011
OPERATING ACTIVITIES
Net income (loss)	$(19,099)	$(25,793)	$9,006
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,685	5,372	5,077
Stock-based compensation	2,609	3,067	3,672
Loss on asset write-off	-	2,320	-
Inventory write-downs	900	1,220	1,200
Gain on sale of long-term investments	-	(23)	(1,619)
Impairment loss on long-term investments	-	-	422
Loss (gain) on disposal of property and equipment	(106)	(85)	1
Deferred income taxes	41	101	(92)
Other, net	(1)	80	8
Changes in operating assets and liabilities:
Accounts receivable, net	(1,251)	3,289	1,177
Inventories	(200)	(1,211)	4,557
Prepaid expenses and other current assets	510	213	281
Prepayment for testing service and deferred charges	(1,366)	(790)	(1,403)
Notes and accounts payable	413	(2,885)	(1,658)
Income tax payable	(124)	(244)	120
Accrued expenses and other current liabilities	(1,083)	(1,025)	(554)
Accrued pension liabilities	(25)	53	(51)
Long-term income tax payable	-	(66)	(244)
Other liabilities	(8,893)	9,422	-

Net cash provided by (used in) operating activities	(22,990)	(6,985)	19,900

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(15,496)	(24,722)	(39,506)
Long-term investments	(250)	-	-
Property and equipment	(743)	(2,151)	(2,013)
Decrease (increase) in:
Restricted assets	10,000	(10,000)	-
Restricted cash	1	(1)	396
Other assets	108	(83)	(31)
Proceeds from:
Sale of short-term investments	52,131	48,381	15,809
Sale of long-term investments	-	583	4,337
Disposal of property and equipment	166	296	58

Net cash provided by (used in) investing activities	45,917	12,303	(20,950)

FINANCING ACTIVITIES
Acquisition of treasury stock	(8,279)	(10,916)	(10,233)
Proceeds from:
Exercise of stock options	25	80	453
Issuance of ordinary shares under the Employee Stock Purchase Plan	335	532	541

Net cash used in financing activities	(7,919)	(10,304)	(9,239)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2013	2012	2011

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(613)	$322	$574

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,395	(4,664)	(9,715)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	27,898	32,562	42,277

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$42,293	$27,898	$32,562

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,064	$1,307	$1,250

NON-CASH INVESTING AND FINANCING ACTIVITIES
Increase in payable for acquisition of equipment	$-	$-	$445
Increase in payable for stock repurchase	$-	$-	$332

The accompanying notes are an integral part of the consolidated financial statements.(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995.  In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences.  O2Micro, Inc. became the Company’s subsidiary after the share exchange.  The Company designs, develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001.  At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering.  Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005.  The Company commenced trading of ADSs on the NASDAQ on November 28, 2005, and subsequently listed the Shares on the SEHK on March 2, 2006, by way of introduction.  On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.  The Company retained its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future.  The Proposed Withdrawal was approved at the EGM held on May 30, 2009, and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”).  O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security was primarily engaged in operations and sales of Network Security products (“Network Security Group”).  In November 2010, the Company commenced a plan to terminate its Network Security business and initiated shutdown activities associated with the Network Security Group, and in 2011, the Company formally dissolved all business entities related to O2Security Limited.  The Company has reflected the operating results of this business group as discontinued operations in the accompanying consolidated statements of operations and comprehensive income.  Please also see discussions in note 3.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment of long-lived assets and identified intangible assets, allowances for sales adjustments, pension and uncertain tax liabilities, contingencies and stock-based compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable.  Cash is deposited with high credit quality financial institutions.  For cash equivalents and short-term investments, the Company invests primarily in time deposits and debt securities with high credit quality.  For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes and accounts payable, and restricted assets. The carrying amounts approximate the fair value due to the short-term maturity of those instruments.  Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices.  Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities.  The Company evaluates related information including operating performance, subsequent rounds of financing, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.  Investments with maturities of more than three months are classified as short-term investments.

Restricted Cash/Assets

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash.  The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date.  Restricted assets, as of December 31, 2012, consisted of deposits pledged to a bank for the issuance of letter of credit made for the US court case, which were subsequently released upon the resolution of the related litigation in 2013 (note 19).

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings.  The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses.  As of December 31, 2013, all the above-mentioned investments except for time deposits were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Investment transactions are recorded on the trade date.

Inventories

Inventories are stated at the lower of standard cost or market value.  The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists.  Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value.  Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 49.7 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 9 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment - 5 years.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value.  If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized.  Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Identified Intangible Assets

Intellectual property assets primarily represent customer relationship, tradename, and developed technologies acquired, and are recorded based on a purchase price allocation analysis on the fair value of the assets acquired. The Company amortizes acquired intangible assets using straight-line method over the estimated life ranging from 3 to 10 years.

The intangible assets, subject to amortization, are reviewed for impairment whenever circumstances indicate that the useful life is shorter than the Company had originally estimated or that the carrying amount of assets may not be recoverable.  If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.  The Company determines the fair value using the income approach which includes the discounted cash flow and other economic factors as inputs.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan.  Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased.  The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”).  The reissue cost of shares repurchased is determined by the moving average method.  A repurchase of ADS is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers.  The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectability.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors.  The Company has limited control over these distributors’ selling of products to third parties.  Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties.  Thus, products held by distributors are included in the Company’s inventory balance.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the consolidated statements of operations and comprehensive income.  Shipping and handling costs are charged to cost of sales as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes.  All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred.  These costs were approximately $1,349,000 in 2013, $1,203,000 in 2012, and $1,212,000 in 2011, respectively.  A portion of these costs was for advertising, which approximately amounted to $297,000 in 2013, $272,000 in 2012, and $250,000 in 2011, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts.  For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Government Grants

Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income. If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company will estimate that obligation and recognize the amount as a liability.

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.  The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not.  Deferred income tax assets and liabilities are measured using enacted tax rates.

The Company utilizes a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant.  The Company also grants RSUs to its employees and the RSUs are measured based on the fair market value of the underlying stock on the date of grant.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities.  Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs.  Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement.  At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar.  Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year.  The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings.  Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure.  If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss.  In view of uncertainties related to these matters, accruals are based only on the best information available at the time.  As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate.  Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

As part of its standard terms and conditions, the Company offers limited indemnification to third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.  These indemnifications typically hold third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products, when used for their intended purposes, infringe the intellectual property rights of such other third parties.  These indemnifications are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products.  The terms of these indemnifications may not be waived or amended except by written notice signed by both parties, and may only be terminated with respect to the Company’s products.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, with retrospective application required. The adoption of this guidance did not have a material impact on the Company’s financial statement disclosures since the financial instruments and derivative instruments to which it applies are not significant.

In February 2013, the FASB issued an accounting update, which provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2013, the FASB amended its presentation guidance on comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). The new accounting guidance requires entities to provide information about the amounts reclassified out of AOCI by component. In addition, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period.  For amounts that are not required to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures that provide additional details about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows.

In March 2013, the FASB issued an accounting update that amended guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted. Since this guidance is a change in financial statement presentation only, its adoption is not expected to have material impact on the Company’s result of operations, financial position or cash flows.

In April 2014, the FASB issued an accounting update, which changes the criteria for reporting discontinued operations for all public and nonpublic entities. The guidance requires only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. The guidance also requires entities 1) to expand their disclosures about discontinued operations to include more information about assets, liabilities, income, and expenses and 2) to disclose the pre-tax income attributable to a disposal of “of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements.” The guidance is effective for fiscal years beginning after December 15, 2014, and early adoption is prohibited. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

3.	DISCONTINUED OPERATIONS AND EXIT ACTIVITIES

Discontinued Operations

As part of the Company’s strategy to evaluate its business segments periodically, management noted that the Network Security Group has incurred significant operating losses and its business had not grown as projected.  In light of the downturn of business in Network Security products the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets using a discounted cash flow approach in estimating fair value as market values could not be readily determined.  In November 2010, the Board of Directors (the “Board”) resolved to discontinue the operations of Network Security Group and to liquidate the assets of the Network Security Group in due course. The Company has ceased the segment’s operation and has commenced the related shutdown activities, most of which were completed in 2011.  The Company does not expect any significant future revenues from the operations of this business segment.

The Company determined that the Network Security Group meets the definition of a separate component and the results of the Network Security Group are reported as discontinued operations in the accompanying statements of operations.

Exit Activities

In November 2012, the Board resolved to dissolve the Company’s Intelligent E-Commerce Group, one of the product lines of the Company’s Integrated Circuit Group, which comprised of the IC products such as Smart Card ICs, connectivity ICs, and power switches ICs.  The actions taken to dissolve the Intelligent E-Commerce Group resulted in significantly reducing the operating activities of the Intelligent E-Commerce products, terminating the related workforce, and licensing the related intellectual property and technology to one of the Company’s authorized sales representatives, Axland Corporation Limited (“Axland”).  Axland provides certain support services to the existing customers of the Intelligent E-Commerce products.

For the year ended December 31, 2012, the Company recorded costs associated with exit activities of $3,343,000, of which $2,320,000 and $1,023,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. The Company determined that those assets directly held/carried by the Intelligent E-Commerce Group provide no future benefit and recognized a loss on asset write-off, including property and equipment of $462,000, intangible assets of $1,198,000, and deferred charges of $660,000. As of December 31, 2012, one-time employee termination benefits of $1,023,000 were accrued and recorded as accrued expenses and other current liabilities on the balance sheet, which had been settled in 2013.

4.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value.  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a recurring basis at December 31, 2013

Cash and cash equivalents
Money market mutual funds	$-	$1,764	$-	$1,764	$-

Short-term investments
Government bonds	-	1,613	-	1,613	-
Corporate bonds	-	1,517	-	1,517	-
Agency bonds	-	5,448	-	5,448	-

Long-term investments
Available-for-sale securities (note 9)	1,284	-	-	1,284	-

Total recurring fair value measurements	$1,284	$10,342	$-	$11,626	$-

Items measured at fair value on a recurring basis at December 31, 2012

Cash and cash equivalents
Money market mutual funds	$-	$1,528	$-	$1,528	$-

Short-term investments
Government bonds	-	1,635	-	1,635	-
Corporate bonds	-	500	-	500	-
Agency bonds	-	6,636	-	6,636	-

Long-term investments
Available-for-sale securities (note 9)	943	-	-	943	-

Total recurring fair value measurements	$943	$10,299	$-	$11,242	$-

Items measured at fair value on a nonrecurring basis at December 31, 2012

Long-lived assets held and used related to the exit activities
Property and equipment (note 3)	$-	$-	$-	$-	$(462)
Intangible assets (note 3)	-	-	-	-	(1,198)
Other assets (note 3)	-	-	-	-	(660)

Total nonrecurring fair value measurements	$-	$-	$-	$-	$(2,320)

As described in note 3, in connection with the dissolution of the Intelligent E-Commerce Group, property and equipment, intangible assets, and deferred charges with a carrying amount of $462,000, $1,198,000, and $660,000, respectively, were written down to their fair value of zero, resulting in an exit activities charge of $2,320,000, which was included in earnings for the year ended December 31, 2012.

The Company utilizes a pricing service to estimate fair value measurements for the money market mutual funds, government bonds, corporate bonds and agency bonds.  The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets.  Fixed maturity securities generally trade daily on dealer bids rather than bids recorded on exchanges.  The pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.  Since most of the fixed maturity securities have maturities of one year or less, the Company believes that the fair value will not be materially different from the original purchased cost.  The Company’s fair value processes include controls that are designed to ensure appropriate fair values are recorded.

The fair value estimates provided by the pricing service for the Company’s investments are based on observable market information rather than market quotes.  Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2013 and 2012, respectively.

5.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2013	2012

Time deposits	$24,015	$12,030
Savings and checking accounts	16,499	14,321
Money market mutual funds	1,764	1,528
Petty cash	15	19
	$42,293	$27,898

6.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2013
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$25,028	$-	$-	$25,028

Available-for-sale securities
Government bonds	1,610	3	-	1,613
Corporate bonds	1,519	-	(2)	1,517
Agency bonds	5,448	2	(2)	5,448
	$33,605	$5	$(4)	$33,606

(In Thousands)

	December 31, 2012
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$60,656	$-	$-	$60,656

Available-for-sale securities
Government bonds	1,631	4	-	1,635
Corporate bonds	500	-	-	500
Agency bonds	6,633	7	(4)	6,636
	$69,420	$11	$(4)	$69,427

Short-term investments by contractual maturity were as follows:
(In Thousands)

	December 31, 2013
		Fair
	Cost	Value
Time deposits
Due within one year	$25,024	$25,024
Due after two years	4	4
	25,028	25,028

Available-for-sale securities
Due within one year	8,577	8,578
	$33,605	$33,606

(In Thousands)

	December 31, 2012
		Fair
	Cost	Value
Time deposits
Due within one year	$60,628	$60,628
Due after one year through two years	28	28
	60,656	60,656

Available-for-sale securities
Due within one year	5,597	5,604
Due after one year through two years	3,167	3,167
	8,764	8,771
	$69,420	$69,427

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2013, were $1,000 and $0, respectively.  The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2012, were $1,000 and $0, respectively.  The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2011 were $1,000 and $0, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2013 and 2012.  The Company presently does not intend to sell the debt securities listed below and believes that it is more likely than not that the Company will not be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. Furthermore, the Company has the intent and ability to hold the equity securities listed below for a sufficient period of time to allow for recovery in market value.

(In Thousands)

	December 31, 2013
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Government bonds	$500	$-	$-	$-	$500	$-
Corporate bonds	1,517	2	-	-	1,517	2
Agency bonds	2,830	2	-	-	2,830	2

	$4,847	$4	$-	$-	$4,847	$4

(In Thousands)

December 31, 2012
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Agency bonds	$3,229	$4	$-	$-	$3,229	$4

7.	INVENTORIES

(In Thousands)

	December 31
	2013	2012

Finished goods	$2,153	$2,294
Work-in-process	1,725	1,851
Raw materials	3,339	3,772

	$7,217	$7,917

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
(In Thousands)

	December 31
	2013	2012

Prepaid expenses	$592	$848
Interest receivable	338	527
Value-added-tax recoverable	56	25
Other receivable	29	48
Deferred income tax assets	16	26
Other	406	483

	$1,437	$1,957

9.	LONG-TERM INVESTMENTS
(In Thousands)

	December 31
	2013	2012
Cost method
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$7,200	$7,200
X-FAB Silicon Foundries SE (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	497	497
GEM Services, Inc. (“GEM”)	78	78
Excelliance MOS Co., Ltd (“EMC”)	1,844	1,844
Verticil Electronics Corp (“Verticil”)	250	-
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	14,837	14,587
Available-for-sale securities – noncurrent
Etrend Hightech Corp. (“Etrend”)	1,284	943
China Resources Microelectronic Limited (“CR Micro”)	-	-
	1,284	943

	$16,121	$15,530

The following table shows the gross unrealized gains and losses and fair value of the Company’s long-term investments in available-for-sale securities at December 31, 2013 and 2012.
(In Thousands)

December 31, 2013
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Etrend	$920	$364	$-	$1,284

(In Thousands)

December 31, 2012
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Etrend	$920	$23	$-	$943

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”).  Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman.  The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.  In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. As of December 31, 2013, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002.  X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application.  As of December 31, 2013, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit.  The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units.  A portion of the shares were redeemed by PVEF in November 2012 at the cost of $445,000 and the carrying cost of the Company reduced to $497,000 accordingly.  The Company held a 5% interest in the fund as of December 31, 2013.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company.  On April 16, 2012, GEM signed a share purchase agreement with a listed company in Taiwan which will purchase GEM’s preference share at a price of $0.235 per share to obtain approximately 58.4% ownership of GEM.  In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired.  Therefore, the Company recognized an impairment loss of $422,000 as of December 31, 2011.  As of December 31, 2013, the Company held 333,334 shares at the cost of $78,000, which represented a 0.38% ownership of GEM.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system.  In December 2012, the Company sold 200,000 shares in the amount of $138,000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan.  As of December 31, 2013, the Company held 3,474,854 shares at the cost of $1,844,000, which represented a 10.71% ownership of EMC.

In July 2013, the Company invested $250,000 (NT$7,500,000) in Verticil, a privately-owned manufacturer of LED power modules and integrated lighting solutions provider in Taiwan.  As of December 31, 2013, the Company held 500,000 shares of Verticil, represented a 4% ownership.

In August 2004, the Company invested in CR Micro’s ordinary shares listed on the SEHK at a purchase price of $4,547,000. CR Micro (formerly known as CSMC Technology Corporation) is a semiconductor foundry company.  On June 30, 2006, the Company considered the investment to be other-than-temporarily impaired and recognized an impairment loss of $756,000 based on the day’s quoted market price of HK$0.42 per share.  In February 2009, CR Micro announced its privatization proposal with a cash offering price of HK$0.30 per share. Consequently, the Company considered this investment to be other-than-temporarily impaired and recognized an impairment loss of $1,073,000 as of December 31, 2008. CR Micro, however, remained listed on the SEHK as its privatization proposal was disapproved by over 10% of its shareholders in June 2009.  As of December 31, 2010, the Company held 70,200,000 shares, which represented approximately 0.80% ownership of CR Micro.  In September 2011, CR Micro’s privatization proposal was approved in the court meeting and EGM in September 2011.  Following CR Micro’s scheme arrangement, the Company selected the cash alternative by disposing its investment in CR Micro at a price of HK$0.48 per share upon CR Micro’s delisting from SEHK in November 2011 and recorded a transaction gain of $1,619,000, of which $1,611,000 was gain reclassified from other comprehensive income, for the year ended December 31, 2011.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company.  In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities.  Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010.  As of December 31, 2013, the Company held 3,048,383 shares, which represented a 7.62% ownership of Etrend.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000.  Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000.  As of December 31, 2013, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000.  SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications.  In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2013, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2013	2012
Cost
Land	$2,510	$2,510
Buildings	8,055	8,055
Equipment	26,052	28,574
Furniture and fixtures	1,148	1,128
Leasehold improvements	3,150	3,228
Transportation equipment	673	659
Prepayment for property and equipment	9,929	10,166
	51,517	54,320
Accumulated depreciation
Buildings	1,577	1,396
Equipment	22,649	22,876
Furniture and fixtures	935	893
Leasehold improvements	2,724	2,473
Transportation equipment	593	540
	28,478	28,178

	$23,039	$26,142

Depreciation expense recognized during the years ended December 31, 2013, 2012, and 2011 was approximately $3,464,000, $3,707,000, and $3,520,000, respectively.

As a result of dissolution activities of the Intelligent E-Commerce Group, a loss on asset write-off of $462,000 on property and equipment was incurred for the year ended December 31, 2012.  Please see discussions in note 3.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, to a developer in exchange for a portion of the real estate after it is developed, which portion will include a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8,918,000.  The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth.  The Company deferred the transaction gain of $129,000 as the building was still under the construction stage as of December 31, 2013.

11.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of December 31, 2013:

(In Thousands)

	Gross
	Carrying	Accumulated	Asset
	Amount	Amortization	Write-off	Net

Developed technologies	$2,564	$(1,366)	$(1,198)	$-
Other	317	(317)	-	-

	$2,881	$(1,683)	$(1,198)	$-

Intangible assets consisted of the following as of December 31, 2012:

(In Thousands)

	Gross
	Carrying	Accumulated	Asset
	Amount	Amortization	Write-off	Net

Developed technologies	$2,564	$(1,366)	$(1,198)	$-
Other	317	(286)	-	31

	$2,881	$(1,652)	$(1,198)	$31

As a result of dissolution activities of the Intelligent E-Commerce Group, a loss on asset write-off of $1,198,000 on intangible assets was incurred for the year ended December 31, 2012.  Please see discussions in note 3.

Amortization expense of the intangible assets acquired was approximately $31,000, $337,000, and $379,000 for the years ended December 31, 2013, 2012, and 2011, respectively.  The intangible assets were fully amortized in the year ended December 31, 2013.

12.	OTHER ASSETS
(In Thousands)

	December 31
	2013	2012

Deferred charges	$1,554	$1,353
Land use rights	1,179	1,207
Refundable deposits	681	789
Deferred income tax assets - noncurrent	95	125

	$3,509	$3,474

Deferred charges are advance payments for consulting, maintenance, and engineering service contracts and are amortized over the terms of the contracts from 2 to 5 years.  Amortization expense of the deferred charges for the years ended December 31, 2013, 2012, and 2011, was approximately $1,162,000, $1,299,000, and $1,150,000, respectively.

As a result of dissolution activities of the Intelligent E-Commerce Group, a loss on asset write-off of $660,000 on deferred charges was incurred for the year ended December 31, 2012.  Please see discussions in note 3.

All land within municipal zones in China is owned by the government.  Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones.  Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources.  Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.  Amortization expense of the land use rights for the years ended December 31, 2013, 2012, and 2011 was approximately $28,000, $29,000, and $28,000, respectively.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2013	2012

Salaries, bonus and benefits	$2,697	$3,252
Engineering related expenses	645	1,131
Legal and audit fees	456	439
Promotional expenses	155	135
Withholding tax payable	151	194
Consulting fees	150	165
Shipping expenses	120	83
Value-added tax payable	81	64
Deferred income tax liabilities	21	20
Payable for acquisition of equipment	4	146
Other accrued expenses	873	948

	$5,353	$6,577

14.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2013	2012	2011

Cayman Islands	$(22,116)	$(31,218)	$5,188
Foreign	4,015	5,633	4,872

	$(18,101)	$(25,585)	$10,060

Income tax expense from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2013	2012	2011

Current	$951	$1,002	$1,155
Deferred	41	101	(92)

Income tax expense	$992	$1,103	$1,063

Income tax expenses (benefit) from discontinued operations were $0, $(1,000), and $(33,000) for the years ended December 31, 2013, 2012, and 2011, respectively.

The Company and its subsidiaries file separate income tax returns.  The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported.  The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2013	2012	2011

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	808	1,048	1,083
Changes in deferred income tax assets	(474)	156	(532)
Adjustments to prior years’ taxes	20	(2)	(221)
Changes in valuation allowances for deferred income tax assets	515	(55)	440
Other	123	(44)	293

	$992	$1,103	$1,063

The deferred income tax assets and liabilities as of December 31, 2013 and 2012, consisted of the following:

(In Thousands)

	December 31
	2013	2012
Deferred income tax assets
Research and development credits	$5,634	$5,216
Net operating loss carryforwards	71	30
Depreciation and amortization	301	351
Accrued vacation and other expenses	174	108
	6,180	5,705
Valuation allowance	(6,069)	(5,554)

Total net deferred income tax assets	$111	$151

Deferred income tax liabilities
Unrealized capital allowance	$16	$20
Unrealized foreign exchanges	5	-

	$21	$20

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $515,000 and decreased by $55,000 for the years ended December 31, 2013 and 2012, respectively.  The changes in the valuation allowance in 2013 and 2012 were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2013, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,220,000 and $6,364,000, respectively.  The US federal research and development credit will expire from 2022 through 2033 if not utilized, while the state research and development credit will never expire.  Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

The Company files income tax returns in various foreign jurisdictions.  The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2008 because of the statute of limitations.

15.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary.  The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices.  For the years ended December 31, 2013, 2012, and 2011, pension costs charged to income in relation to the contributions to these schemes were $1,586,000, $1,837,000, and $1,445,000, respectively.  The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements.  This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment.  The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries.  Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2013 and 2012, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31 2013 and 2012, were as follows:

	December 31
	2013	2012

Cash	23%	25%
Debt securities	32%	20%
Equity securities	45%	36%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2013 and 2012, were as follows:
(In Thousands)

	Years Ended December 31
	2013	2012

Projected benefit obligation, beginning of the year	$1,220	$1,074
Service cost	3	5
Interest cost	18	20
Benefits paid	-	-
Actuarial (gain) loss	(308)	121

Projected benefit obligation, end of the year	$933	$1,220

Fair value of plan assets, beginning of the year	$512	$446
Employer contributions	23	42
Actual return on plan assets	7	24

Fair value of plan assets, end of the year	$542	$512

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2013	2012

Service cost	$3	$5
Interest cost	18	20
Expected return on plan assets	(9)	(10)
Amortization of net pension loss	20	17

Net periodic benefit cost	$32	$32

The funded status of the plan was as follows:
(In Thousands)

	December 31
	2013	2012

Accumulated benefit obligation	$(711)	$(900)

Project benefit obligation	(933)	(1,220)
Plan assets at fair value	542	512

Funded status of the plan	$(391)	$(708)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2013	2012

Discount rate	2.0%	1.5%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2013	2012

Discount rate	2.0%	1.5%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:
(In Thousands)

Year

2014	$5
2015	5
2016	5
2017	15
2018 and thereafter	298

16.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000.  A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board.  In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan was subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay.  Beginning November 1, 2005, the 1999 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November.  Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period).  Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date.  Participation ends automatically on termination of employment with the Company.  If not terminated earlier, the 1999 Purchase Plan had a term of 10 years.  By 2009, 10,685,400 ordinary shares had been purchased under the 1999 Purchase Plan.

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009.  The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan has a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  As approved by the Annual General Meeting of Shareholders (“AGM”) held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan.  From 2011 to 2013, 19,320,450 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan.  The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance.  After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan.  Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150,000,000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator.  As of December 31, 2013, the number of options outstanding and exercisable was 84,796,200 and 84,796,200, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK.  The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009.  As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares.  The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years.  As of December 31, 2013, the number of options outstanding and exercisable was 162,361,250 and 122,532,350, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2013, and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2013	261,321,450	$0.1694
Granted	25,551,950	$0.0622
Exercised	(543,100)	$0.0460
Forfeited or expired	(39,172,850)	$0.2346

Outstanding Options, December 31, 2013	247,157,450	$0.1482	3.25	$283,000

Vested and Expected to Vest Options at December 31, 2013	242,102,122	$0.1493	3.18	$283,000

Exercisable Options at December 31, 2013	207,328,550	$0.1595	2.54	$283,000

The total intrinsic value of options exercised during the years ended December 31, 2013, 2012, and 2011, were $9,000, $74,000, and $545,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0460 - $0.0660	55,190,150	4.96	$0.0536	34,964,250	$0.0485
$0.0690 - $0.1292	47,932,800	5.12	$0.1073	33,609,700	$0.1093
$0.1320 - $0.1774	55,329,300	2.37	$0.1601	50,049,400	$0.1604
$0.1922 - $0.2036	61,377,500	1.97	$0.2034	61,377,500	$0.2034
$0.2058- $0.4016	27,327,700	1.15	$0.2632	27,327,700	$0.2632

Balance, December 31, 2013	247,157,450	3.25	$0.1482	207,328,550	$0.1595

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”), which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK.  As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. Awards may be granted to employees, directors and consultants.  The RSUs vest over a requisite service period of 4 years.

A summary of the status of the Company’s RSUs as of December 31, 2013, and changes during the year ended December 31, 2013, is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	Awards	Fair Value

Nonvested at January 1, 2013	32,838,550	$0.1061
Granted	23,900,950	$0.0615
Vested	(13,297,850)	$0.0993
Forfeited and expired	(7,226,550)	$0.0899

Nonvested at December 31, 2013	36,215,100	$0.0824

As of December 31, 2013, there was $2,982,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs.  The cost is expected to be recognized over a weighted-average period of 2.20 years. The total fair value of RSUs vested during the years ended December 31, 2013, 2012, and 2011, was $1,321,000, $1,474,000, and $1,637,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2013, 2012, and 2011, was $360,000, $612,000, and $994,000, respectively.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table.  Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant.  The Company uses the simplified method to estimate the expected life because the options are considered as plain vanilla share-based payment awards. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term.  The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2013	2012	2011	2013	2012	2011

Risk-free interest rate	0.68%-1.75%	0.59%-1.04%	0.83%-2.24%	0.04%-0.06%	0.06%-0.10%	0.01%-0.15%
Expected life	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
	Years	Years	Years	Years	Years	Years
Volatility	40%-48%	48%-50%	50%-52%	24%-40%	27%-45%	34%-42%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2013, 2012, and 2011 were $0.0263, $0.0438, and $0.0705, respectively.  The weighted-average fair values of options granted under the 2009 Purchase Plan during the years ended December 31, 2013, 2012, and 2011, were $0.0106, $0.0140, and $0.0192, respectively.

Ordinary Shares Reserved

As of December 31, 2013, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	247,157,450
Outstanding RSUs	36,215,100
Shares reserved for future stock option grants	54,684,200
Shares reserved for Employee Stock Purchase Plan	15,619,900
Shares reserved for Awards	79,082,050

432,758,700

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are from the new ordinary shares and treasury shares.

17.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period.  Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2013	2012	2011

Net Income (loss) from continuing operations (in thousands)	$(19,093)	$(26,688)	$8,997
Income (loss) from discontinued operations (in thousands)	(6)	895	9

Net income (loss) (in thousands)	$(19,099)	$(25,793)	$9,006

Weighted average shares outstanding (in thousands) – basic	1,435,778	1,552,190	1,656,092
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	38,211

Weighted average shares outstanding (in thousands) – diluted	1,435,778	1,552,190	1,694,303

Earnings (loss) per share – basic
Continuing operations	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-
	$(0.01)	$(0.02)	$0.01

Earnings (loss) per share – diluted
Continuing operations	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-
	$(0.01)	$(0.02)	$0.01

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 247,157,450 shares at $0.0558 to $0.4792 as of December 31, 2013, 261,321,450 shares at $0.0460 to $0.4792 as of December 31, 2012, and 260,358,588 shares at $0.0820 to $0.4836 as of December 31, 2011.  The anti-dilutive RSUs excluded were 36,215,100 shares, 32,838,550 shares, and 8,652,550 shares as of December 31, 2013, 2012, and 2011, respectively.

18.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2016.  For the years ended December 31, 2013, 2012, and 2011, leasing costs charged to income in relation to these agreements were $2,661,000, $2,918,000, and $2,425,000, respectively.  The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2013, future minimum lease payments under all non-cancelable operating lease agreements were as follows:
(In Thousands)

Year	Operating Leases

2014	$1,968
2015	980
2016	238

Total minimum lease payments	$3,186

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from 1 to 2 years.  As of December 31, 2013, those purchase commitments were as follows:

(In Thousands)

Year

2014	$448
2015	102

Total	$550

19.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.   On December 15, 2008, the Company filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. The Company alleged that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), AsusTek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents.  The Company sought an order preventing the importation of the products into the United States.   On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi infringed on one of the Company’s patents, but, MPS and AsusTek do not infringe on the Company’s patents; however the full commission ruled that none of the named parties infringed on the Company’s patents.  The Company appealed the ruling relating to Microsemi, and both parties settled the matter in December 2011, with the litigation proceeds received by the Company in February 2012.  The matter was closed in 2012.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.  On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed. The Company filed counterclaims for patent infringement.  The matter was scheduled for trial in July 2010; however the Company dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.  MPS moved for costs and attorneys fees.  On May 3, 2012, the Court approved MPS’ revised motion and set the final award of $8,419,429 in attorneys’ fees, and two orders of costs for $663,151 and $339,315 and accordingly, the Company recorded approximately $9.4 million of provision for litigation as of December 31, 2012.  The Company disagreed with the Court’s ruling, and intended to continue to conduct a vigorous defense.  The Company filed an appeal with the United States Court of Appeals for the Federal Circuit (Case No. 12-1221). In August 2012, the Company obtained a supersedeas bond with the Court for $9.55 million to cover the judgment during the appellate process, including prospective interest. A total of $10 million time deposits were pledged for the purpose of issuing the supersedeas bond to the US Court and such amount was recorded as restricted assets as of December 31, 2012.  The matter was affirmed on appeal on August 13, 2013, by the United States Court of Appeals, Federal Circuit.  The supersedeas bond was released and a Satisfaction of Judgment was filed on November 21, 2013, in the amount of $9,488,926 and the restricted assets were subsequently released in December 2013.  The Company appealed the matter before the United States Supreme Court, and said appeal was denied on March 24, 2014, and the matter is now closed.

O2Micro, Inc. v. Texas Instruments Japan Limited.  In November 2013, the Company filed a patent infringement suit against Texas Instruments Japan Limited (“Texas Instrument”) in the Civil Division of the Tokyo District Court.  The complaint alleges, inter alia, that Texas Instruments’ charging products infringe on the Company’s related Japanese patents.  The matter is currently pending.

O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg. On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting the Company from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld, and the Appellate Court upheld the initial ruling in August 2012.  The parties settled the case, and the case has been dismissed.

O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al., Wuhan Intermediate Court, China.  On February 10, 2011, the Company filed a patent infringement action in Wuhan Intermediate Court against ASUS Notebook manufacturer “Protek (Shanghai) Ltd.” and Wuhan Heyonghaoyu Co Ltd., the infringing product retailer. With further evidence, the Company added ChiMei-Innolux Corporation (“ChiMei-Innolux”), Richtek Technology Corporation (“Richtek”) et al. as defendants.  The objection to the jurisdiction made by ChiMei-Innolux and Richtek has been rejected by court. The Company and Richtek submitted their respective test scheme in November 2012 and tested respectively in the court on March 16, 2013.  The first hearing was held on May 21. 2013.

The Company received $0, $100,000 and $850,000 litigation income in relation to patent litigation cases in the United States for the years ended December 31, 2013, 2012, and 2011, respectively.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.  Except for the litigation provision stated above, no other provision for any litigation has been provided as of December 31, 2013 and 2012.

20.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2013		2012
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$42,293	$42,293	$27,898	$27,898
Restricted cash	173	173	177	177
Short-term investments	33,606	33,606	69,427	69,427
Long-term investments in available-for-sale securities	1,284	1,284	943	943
Restricted assets	-	-	10,000	10,000

The carrying amounts of cash and cash equivalents, restricted cash and restricted assets reported in the consolidated balance sheets approximate their estimated fair values.  The fair values of short-term investments and long-term investments in available-for-sale securities are based on quoted market prices.

Long-term investments, except for investments in available-for-sale securities, are in privately-held companies where there is no readily determinable market value and are recorded using the cost method.  Since they entail an unreasonable high cost to obtain verifiable fair values, fair value is not presented.  The Company periodically evaluates these investments for impairment.  If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

21.	SEGMENT INFORMATION

In September 2008, the Board approved a plan to transfer Network Security business to O2Security along with its Series A preference shares financing.  In anticipation of the business transfer, management identified two reportable segments, including Integrated Circuit Group and Network Security Group. The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors.  These semiconductor products are produced with digital, analog, and mixed signal integrated circuit (“IC”) manufacturing processes.  The Network Security Group’s system security solution products include support for VPN and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.  In November 2010, the Company determined to discontinue the Network Security Group.  Please see discussions in note 3.

The Company does not identify or allocate assets by operating segment, nor does the CODM evaluate operating segments using discrete asset information.  The Company does not have inter-segment revenue, and, accordingly, there is none to be reported.  The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments.  The accounting policies for segment reporting are the same as for the Company as a whole.

Operating segment net sales and operating income (loss), including the discontinued Network Security Group, were as follows:
(In Thousands)

	Years Ended December 31
	2013	2012	2011
Net sales
Integrated Circuit Group	$73,785	$97,666	$124,283
Network Security Group	-	825	202

	$73,785	$98,491	$124,485

Income (loss) from operations
Integrated Circuit Group	$(20,541)	$(27,970)	$7,104
Network Security Group	(6)	767	(88)

	$(20,547)	$(27,203)	$7,016

Net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2013	2012	2011

China	$65,602	$78,709	$99,491
Japan	4,677	6,502	7,190
Taiwan	1,892	2,271	1,532
Korea	500	7,965	11,521
Other	1,114	3,044	4,751

	$73,785	$98,491	$124,485

For the year ended December 31, 2013, two customers accounted for 10% or more of net sales. For the years ended December 31, 2012 and 2011, only one customer accounted for 10% or more of net sales.  Sales to these major customers were generated from the Integrated Circuit Group.  The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2013	2012	2011

Customer A	15%	9%	6%
Customer B	10%	5%	5%
Customer C	7%	10%	14%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:
(In Thousands)

	December 31
	2013	2012	2011

Taiwan	$10,576	$11,608	$12,158
China	7,872	9,500	11,126
U.S.A.	4,388	4,718	4,713
Singapore	98	155	210
Other	105	161	123

	$23,039	$26,142	$28,330

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

Marketing Support Centers:

- Santa Clara • Seoul
- Shanghai • Taipei • Tokyo

Operations and Design Centers:

- Beijing • Chengdu • Europe • Hong Kong • Hsinchu
- Santa Clara • Shanghai • Singapore • Taipei • Wuhan

Area Lighting Technology™, Free dimming™, Smart SOC™ and combinations thereof are trademarks of O_2Micro. The O_2Micro Logo and text, Breathing Life into Mobility®, PO_2WER®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, ExpressSwitch®, Cool Charge®, Topology-on-Demand®, ALT®, Constant-Ripple-Current®, Breathing Life into Security®, Security Logo Bug, Cool Battery Technology®, Battery Balancing on Demand®, BLEEDING ON DEMAND®, CO_2OL Battery Technology®, O2 Lock Device, Livingstone Energy® and combinations thereof are registered trademarks of O_2Micro. The absence of the trademark symbol in any of the product names or logos belonging to O_2Micro appearing anywhere in the text of this document does not constitute a waiver of O_2Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. The statements in this Annual Report are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as reduced demand for products of electronic equipment by manufacturers which include O_2Micro's products; adverse economic conditions generally or specifically affecting O_2Micro's markets; technical difficulties and delays in the product development process; and product and manufacturing errors in O_2Micro's products and its customers' products. You are also referred to our Form F-1 filed in connection with O_2Micro's initial public offering in August 2000, our Form F-3 filed in connection with our public offering in November 2001, and our annual Form 20-F's, all of which are on file with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.